Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director and Persons Discharging
Managerial Responsibility (“PDMRs”)

The Company was notified on 27 February 2009 that, on 26 February 2009, the following PDMRs were granted restricted share awards under the Company’s International Share Award Plan:

Amit Banati Andrew Bonfield James Cali Antonio Fernandez Marcos Grasso Anand Kripalu Lawrence MacDougall Bharat Puri	35,000 shares 200,000 shares 35,000 shares 40,000 shares 45,000 shares 35,000 shares 35,000 shares 35,000 shares

These shares were acquired for nil consideration and will vest subject to certain performance conditions being met.

The Company was notified on 2 March 2009 that, on 2 March 2009, Ken Hanna (a Director) acquired 25 ordinary shares in the capital of the Company at a price of £5.37 per share through participation in the Company’s all-employee share incentive plan.

Following these transactions, Ken Hanna now has an interest in 414,398 shares (which includes a restricted share award). He also has a conditional interest in a further 458,709 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 2 March 2009 that, on 2 March 2009, Chris Van Steenbergen (a PDMR) acquired 25 ordinary shares in the capital of the Company at a price of £5.37 per share through participation in the Company’s all-employee share incentive plan.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

2 March 2009